SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 10-C

Report by Issuer of Securities Quoted on NASDAQ
Interdealer Quotation System

Filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-176 or 15d-17 thereunder


LARSON DAVIS INCORPORATED
(Exact name of issuer as specified in charter)

1681 West 820 North, Provo, Utah 84601
(Address of principal executive offices)

Issuer's telephone number, including area code
(801) 375-0177

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security     Common Stock
2.   Number of shares outstanding before the change     7,606,209
3.   Number of shares outstanding after the change      8,223,931
4.   Effective date of change     October 27, 1995
5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Issuance of stock in acquisition.

     Give brief description of transaction: Issuance of Common Stock on exercise of outstanding warrants in transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

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II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
2.   Name after change
3.   Effective date of charter amendment changing name
4.   Date of shareholder approval of change, if required

Date:  November 3, 1995               LARSON DAVIS INCORPORATED


                                      By   /s/ Brian G. Larson
                                        Brian G. Larson, President